Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Year ended December 31,

	2000	1999	1998	1997	1996

Income from continuing operations before
income taxes	$1,497	$1,219	$1,858	$1,228	$1,228

Fixed charges included in income:
Interest expense	104	116	126	127	102
Interest portion of rental expense	44	51	63	94	86

Total fixed charges included in income	148	167	189	221	188

Minority interest	53	31	—	—	—

Income available for fixed charges	$1,698	$1,417	$2,047	$1,449	$1,416

Ratio of earnings to fixed charges	11.5	8.5	10.8	6.6	7.5